CAMERA PLATFORMS INTERNATIONAL, INC
                               10909 VANOWEN STREET
                          NORTH HOLLYWOOD, CALIFORNIA 91605

June 27, 2005

United States Security and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Attention:  Traci A. Hornfeck
Division of Corporation Finance
Mail Stop 0306

Re:  Staff Letter of June 20, 2005
     Comments on Form 10-K for the fiscal year ended December 31, 2004 and on Form 10-Q for the period ended March 31, 2005
     File No. 000-14675


Dear Ms. Hornfeck:

We are in receipt of the Commission's letter dated June 20, 2005 and the comments contained therein on the Form 10-K for the year ended December 31, 2004 and the Form 10-Q for the period ended March 31, 2005 of Camera Platforms International, Inc. ("the Company").

In its response, the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company's reponses are keyed to the paragraph numbers in the Commission's staff letter.

Form 10K for the year ended December 31, 2004

Financial Statements
--------------------
Statements of operations - Page 17
----------------------------------

Prior Comment 3.

Upon Review of SFAS 144, the Company believes that it is not appropriate that the sale of some of the Company's camera cranes should be reported as "discontinued operations" under the rules of SFAS 144.
In order to be reported as discontinued operations, the operations must constitute an operating segment, reportable segment, a reporting unit, a subsidiary, or an asset group.

Pursuant to Paragraph 10 of FASB 131, which defines operating and reportable segments referenced in SFAS 144, the camera crane rental activity does not constitute an operating segement because:

Operating results are not regularly reviewed as a stand-alone operation to maker decisions about resources to be allocated. All resources used by the camera crane activities are indistinguishable from the activities of the company as a whole. The physical operations of the crane and camera car rentals are indistinguishable, being operated in the same space by the same personnel. The camera cranes are rented to the same customers as are the Company's camera cars, often at the same time. The rental personnel, both in sales and warehouse, are the same for both the cranes and the camera cars. Cranes are often mounted onto camera cars. Both are considered "camera platforms".

If an activity does no consitute an operating segment, we believe that it is not, by definition, a reportable segment.

A reporting unit is defined in Pararaph 30 of FASB 142 as an operating segment or one level below an operating segment, referred to as a component. Paragraph 30 once again requires that management review the operating results [in toto] of that component. As described in the previous paragraph, this is not the case.

Paragraph 4 of FASB 144 defines an asset group as one in which there are identifiable cash flows largely independent of the cash flows of other groups of assets and liabilities. As previously stated, the camera crane activities have no independent and distinguishable cash flows.

In addition to these financial accounting considerations, the fact remains that the Company continues to own and rent cranes.

Prior Comment 4.

The Company will file a report on Form 8-K as described in our reponse letter of May 23, 2005.

Prior Item 5.

The Company will undertake to compile and value the management services provided by and on behalf of the executive officers of the Company. The amounts will be recognized as a separate line item following "net loss as previously reported" and will commensurately increase additional paid-in capital. The Company will include these amounts in its amended filings of Form 10-K for the year ended December 31, 2004 and Form 10-Q for the quarter ended March 31, 2005.

We look forward to your further comments regarding the Company's responses and proposed changes.


Sincerely,


Martin Perellis,
Chief Executive Officer
Camera Platforms International Inc.